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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject of the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397


      [CN LOGO]                  [BLE LOGO]                   [BNSF LOGO]



FOR IMMEDIATE RELEASE

              BROTHERHOOD OF LOCOMOTIVE ENGINEERS FIRST RAIL UNION
                    TO VOICE SUPPORT FOR CN/BNSF COMBINATION

MONTREAL, CLEVELAND and FORT WORTH, Texas, March 6, 2000 The Brotherhood of Locomotive Engineers (BLE), Canadian National Railway Company (TSE: CNR; NYSE:
CNI) ("CNI") and Burlington Northern Santa Fe Corporation (NYSE: BNI) ("BNSF") said today the BLE has agreed to support the CN/BNSF combination.

BLE International President Edward Dubroski said: "The BLE is supporting the CN/BNSF combination after obtaining important job-protection commitments from the railroads that will ensure the interests of BLE members are well served after the combination is effective. Our decision shows that good-faith bargaining can advance the objectives of management and labor."

CN and BNSF will file as soon as practicable after March 20 a common control application with the United States Surface Transportation Board; they recently proposed a 365-day schedule for the agency's review of the combination.

BNSF Chairman and Chief Executive Officer Robert D. Krebs and CN President and Chief Executive Officer Paul M. Tellier said: "The BLE is the first major North American rail union to lend its support to the CN/BNSF combination. We hope to secure similar agreements with other unions in the near future.

"As we have said from the beginning, we believe this end-to-end and predominantly north-south combination will be good for employees, shareholders, shippers and transportation competition. It's about better rail service for customers and the opportunity to increase market share and to create additional jobs from revenue growth," Krebs and Tellier said.

The BLE represents 7,000 BNSF locomotive engineers and 2,600 train service and rail traffic control employees at CN in the United States and Canada.

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CN and BNSF have made a series of commitments to the BLE. The principal ones are:

        . No major downsizing of the engineer and Canadian traffic controller work force will occur in the United States or Canada as a result of the combination. Whenever possible, any such positions will be eliminated through attrition;

        . The railroads will extend to at least 10 years standard rail industry employee protection benefits to BLE members whose positions cannot be eliminated through attrition. If BLE members are adversely affected by traffic diversions, abandonments or other major change with respect to rail lines, facilities or operations, they will automatically qualify for these standard benefits;

        . The carriers agree to preserve existing bargaining agreements to the extent possible, consistent with implementation of the transaction. Any changes necessary to implement the transaction will be made through collective bargaining, or a final dispute resolution mechanism to be agreed to by the parties, and BNSF and CN expressly forego any rights they may have to "cram down" changes in collective bargaining agreements under U.S. law;

        .  No BLE jobs will be transferred between Canada and the United States.

        CN and BNSF announced their proposed combination through a new company, North American Railways, Inc. on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

        Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

        Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

        The BLE represents 58,000 professional locomotive engineers in the United States and Canada. Founded on May 8, 1863, the BLE is North America's oldest labor organization.


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CN and North American Railways, Inc. have filed a registration statement on Form
F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by
                                            -----------
CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
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CN contact:                     BNSF contact:                   BLE contact:
Mark Hallman                    Dick Russack                    John Bentley Jr.
(416) 217-6390                  (817) 352-6425                  (216) 241-2630